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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  --------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 7)
                    Under the Securities Exchange Act of 1934

                         BLUE RIDGE REAL ESTATE COMPANY
                             BIG BOULDER CORPORATION
                  --------------------------------------------
                                (Name of Issuer)

      Common Stock without par value, stated value $.30 per combined share
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                             096005 4 20 2 (common)
                              096005 4 10 3 (unit)
                              --------------------
                                 (CUSIP Number)

                                  Milton Cooper
                          c/o Kimco Realty Corporation
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Raymond Y. Lin, Esq.
                                Latham & Watkins
                                885 Third Avenue
                          New York, New York 10022-4802

                                November 25, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                                Page 1 of 9 Pages


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                                                                     Page 2 of 9

                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.       Name of Reporting Person

                  Kimco Realty Services, Inc.

2.       Check The Appropriate Box If A Member of Group [  ]

3.       SEC Use Only

4.       Source of Funds
                  OO, WC

5.       Check Box If Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)     [ ]

6.       Citizenship or Place of Organization
                  Delaware

                  7.       Sole Voting Power
                                    0

Number of
Shares            8.       Shared Voting Power
Beneficially                        655,464
Owned By
Reporting         9.       Sole Dispositive Power
Person                              0
With

                  10.      Shared Dispositive Power
                                    655,464

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                  655,464

12. Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares [x] (excludes Shares held by KC Holdings, Inc. and Milton Cooper)

13.      Percent Of  Class Represented By Amount In Row (11)
                  32.9%

14.      Type of Reporting Person

                  CO


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                                                                     Page 3 of 9

                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.       Name of Reporting Person

                  KC Holdings, Inc.

2.       Check The Appropriate Box If A Member of Group [  ]

3.       SEC Use Only

4.       Source of Funds
                  WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)     [  ]

6.       Citizenship or Place of Organization
                  Delaware

                  7.       Sole Voting Power
                                    67,803

Number of
Shares            8.       Shared Voting Power
Beneficially                        0
Owned By
Reporting         9.       Sole Dispositive Power
Person                              67,803
With

                  10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                  67,803

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares [x] (excludes Shares owned by Kimco Realty Services, Inc. and Milton Cooper)

13.      Percent Of  Class Represented By Amount In Row (11)
                  3.4%

14.      Type of Reporting Person
                  CO


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                                                                     Page 4 of 9

                                  SCHEDULE 13D

CUSIP No. 096005 4 20 2 (common), 096005 4 10 3 (unit)

1.       Name of Reporting Person
                  Milton Cooper

2.       Check The Appropriate Box If A Member of Group [  ]

3.       SEC Use Only

4.       Source of Funds
                  OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)     [  ]

6.       Citizenship or Place of Organization
                  U.S.A.

                  7.       Sole Voting Power
                                    153,893

Number of
Shares            8.       Shared Voting Power
Beneficially                        655,464
Owned By
Reporting         9.       Sole Dispositive Power
Person                              153,893
With

                  10.      Shared Dispositive Power
                                    655,464

11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                  809,357

12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares [x] (excludes shares held by KC Holdings, Inc.)

13.      Percent Of  Class Represented By Amount In Row (11)
                  40.6%

14.      Type of Reporting Person
                  IN


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                                                                     Page 5 of 9

         This Amendment No. 7 amends and supplements the Schedule 13D filed on January 21, 1986, as amended by Amendment No. 1 thereto filed on April 21, 1986, Amendment No. 2 thereto filed on October 16, 1986, Amendment No. 3 thereto filed on November 18, 1986, Amendment No. 4 filed on July 3, 1997, Amendment No. 5 filed on August 25, 1997 and Amendment No. 6 filed on October 27, 1997 (collectively, the "Schedule 13D") by Milton Cooper, KC Holdings, Inc., Kimco Realty Services, Inc. and The Kimco Corporation to add the following information (unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect):

Item 3. Source and Amount of Funds or Other Consideration

                  On November 25, 1997 Services purchased 100,000 Shares in a privately negotiated transaction.

                  The funds to purchase the 100,000 Shares totaling $1,050,000 were obtained from (i) Services' working capital and (ii) a loan from Kimco Realty Corporation.

Item 5.    Interest in Securities of the Issuer

                  (a)-(b) Services beneficially owns an aggregate of 655,464 Shares, or approximately 32.9% of the outstanding Shares.

                  KC Holdings beneficially owns an aggregate of 67,803 Shares, or approximately 3.4% of the outstanding Shares.

                  Mr. Cooper beneficially owns an aggregate of 153,893 Shares, or approximately 7.7% of the outstanding Shares. By virtue of his ownership of approximately 7.7% of the capital stock of KC Holdings and his being the President and a Director of KC Holdings and President, Director and the holder of a majority of the common stock of Services, Mr. Cooper may be deemed to also be the beneficial owner of the 67,803 and 655,464 Shares held by KC Holdings and Services respectively.

                  The percentages stated in this section are based on 1,992,014 Shares reported by the Companies to be outstanding as of September 30, 1997 in the Companies' Quarterly Report (Form 10-Q) filed November 14, 1997.

                  Each Reporting Person has sole power to vote, or direct the vote, and to dispose of, or direct the disposition of, all Shares reported as beneficially owned by it or him, except that Mr. Cooper, as President, a Director and the holder of a majority of common stock of Services and 7.7% stockholder of KC Holdings, may be deemed to have the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services and KC Holdings.

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                                                                     Page 6 of 9

                  Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any securities owned by the other Reporting Person, or that such Reporting Persons constitute a "group" either for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership and "group" designation are expressly disclaimed.


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                                                                     Page 7 of 9

                                    SIGNATURE

         After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                             Kimco Realty Services, Inc.

                             By: /s/ Milton Cooper
                                --------------------------
                                Name: Milton Cooper
                                Title: President

                                                         Dated: December 2, 1997


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                                                                     Page 8 of 9

                                    SIGNATURE

         After reasonable inquiry and the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                     KC Holdings, Inc.

                                                     By: /s/ Milton Cooper
                                                        ------------------------
                                                        Name: Milton Cooper
                                                        Title: President

                                                         Dated: December 2, 1997


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                                                                     Page 9 of 9

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ Milton Cooper
                                                     --------------------------
                                                     MILTON COOPER

                                                     Dated December 2, 1997